UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 6K


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                    For the quarter ended: February 28, 2005
                        Commission File Number: 000-31168


                                CONDOR GOLD CORP.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                50 Richmond Street East, Toronto, Ontario M5C 1N7
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F [X]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                            Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82.

================================================================================

                                CONDOR GOLD CORP.

                                  CONSOLIDATED
                              FINANCIAL STATEMENTS


                           FOR THE THREE MONTH PERIOD
                             ENDED FEBRUARY 28, 2005













                                   CONTENTS
                                   Balance Sheet
                                   Statement of Shareholders' Deficit
                                   Statement of Earnings
                                   Statement of Cash Flows
                                   Notes to Financial Statements

                                CONDOR GOLD CORP.
                           Consolidated Balance Sheet
                          (Stated in Canadian Dollars)
                                February 28, 2005
                            (prepared by Management)



                                                   Period Ended     Year ended
                                                   February 28,     November 30,
                                                      2005             2004
                                                   (unaudited)       (audited)
                                                   -----------      -----------
        ASSETS
Current
     Cash                                          $       157      $       157

Deferred Expenses                                         --             12,500

Property and Equipment                               6,480,812        6,480,812
                                                   -----------      -----------
                                                   $ 6,480,969      $ 6,493,469
                                                   ===========      ===========


     LIABILITIES

Current Liabilities
     Accounts Payable                              $   627,562      $   607,530
     Due to related parties                            879,737          835,679
     Notes payable, current portion                  3,115,092        3,025,092
                                                   -----------      -----------
                                                     4,622,391        4,468,301

     Non Controlling Interest                          444,097          444,097

                                                   -----------      -----------
                                                     5,066,488        4,912,398
                                                   -----------      -----------


                     SHAREHOLDERS' EQUITY

Share Capital                                        8,536,967        8,536,967

Contributed Surplus                                    127,493          127,493

Cumulative Translation Adjustment                      636,380          636,380

Deficit                                             (7,886,359)      (7,719,769)
                                                   -----------      -----------
                                                     1,414,481        1,581,071

                                                   $ 6,480,969      $ 6,493,469
                                                   ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                CONDOR GOLD CORP.
                 Consolidated Statement of Shareholders' Deficit
                          (Stated in Canadian Dollars)
                     For the Period Ended February 28, 2005
                            (prepared by Management)



                                                   Period Ended     Year ended
                                                   February 28,     November 30,
                                                      2005             2004
                                                   (unaudited)       (audited)
                                                   -----------      -----------

Deficit - beginning of period                     $ 7,719,769        $ 6,674,329

Net profit/(loss) for the period                     (166,590)            99,497
                                                  -----------        -----------

Deficit - end of period                           $ 7,886,359        $ 6,574,832
                                                  ===========        ===========



   The accompanying notes are an integral part of these financial statements.

                               CONDOR GOLD CORP.
                 Consolidated Statement of Earnings & Expenses
                          (Stated in Canadian Dollars)
                     For the Period Ended February 28, 2005
                            (prepared by Management)



                                                   Period Ended     Year ended
                                                   February 28,     November 30,
                                                      2005             2004
                                                   (unaudited)       (audited)
                                                   -----------      -----------
Expenses
General and administrative                           $     9,545    $    51,873
Consulting fees                                             --           26,420
Interest expense                                         110,045        112,090
Management fees                                           35,000        128,400
Professional fees                                         12,000         37,000
Forgiveness of debt                                         --          (66,172)
Reversal of reserve for loss contingency                    --         (458,147)
                                                     -----------    -----------
      Total expenses                                     166,590       (168,536)

Non controlling interest                                    --           69,039
                                                     -----------    -----------

NetProfit/(Loss)                                     $  (166,590)   $    99,497
                                                     ===========    ===========



   The accompanying notes are an integral part of these financial statements.

                         CONDOR GOLD CORP.
               Consolidated Statement of Cash Flows
                   (Stated in Canadian Dollars)
              For the Period Ended February 28, 2005
                     (prepared by Management)

                                                   Period Ended    Year ended
                                                   February 28,    November 30,
                                                      2005            2004
                                                   (unaudited)      (audited)
                                                   -----------     -----------

Cash Flows from Operating Activities
      Net profit/(loss)                              $(166,590)    $  99,497
      Adjustments to reconcile net loss to net
      cash used in operating activities
      Accounts Payable                                  20,032       (15,927)
      Reserve for loss contingency                        --        (462,000)
      Non cash interest expense                         90,000        74,590
      Non cash financing charge                         12,500        37,500
      Non Controlling interest                            --          69,039
                                                     ---------     ---------
                                                       (44,058)     (197,301)
                                                     ---------     ---------

Cash Flows from Investing Activities                      --            --
                                                     ---------     ---------

Cash Flows from Financing Activities
      Proceeds from issuance of common shares           56,100
      Proceeds from notes payable                      (15,000)
      Advances from related parties                     44,058       156,201
                                                     ---------     ---------
                                                        44,058       197,301

                                                     ---------     ---------
Net (Drecease) Increase in Cash                           --            --

Cash beginning of year                                     157          --
                                                     ---------     ---------

Cash - end of period                                 $     157     $    --
                                                     =========     =========

   The accompanying notes are an integral part of these financial statements.

CONDOR GOLD CORP.
Notes to Consolidated Financial Statements
For the Three Month Period Ended February 28, 2005
(Unaudited - prepared by management)

Readers are cautioned that these statements may not be appropriate for their purposes

1.   Operations
     ----------

     The Corporation was originally incorporated on June 19, 1997 under the Business Corporations Act (Ontario) under the name Findore Gold Resources Ltd. and was in the business of investing in resource related activities.

     On October 17th, 2001 the shareholders approved the name change to Ripped Canada Artists Inc. ("RCA") and a change of business to the entertainment industry and TV, Film and Video production and distribution.

     On September 20, 2002, Ripped Canada Artists Inc. ("RCA") and the shareholders of Northville Gold Corp. ("Northville") entered into a Securities Exchange Agreement ("Agreement") whereby RCA acquired all of the issued and outstanding securities of Northville in exchange for equivalent securities on a one for one basis. Upon consummation, the shareholders of Northville exchanged each of their common shares for one post-consolidation common share of RCA. Northville shareholders acquired control of RCA, a US publicly quoted company with 94.88% interest in the post consolidated securities. Accordingly, this transaction has been accounted for as a reverse takeover whereby Northville was deemed to have acquired RCA. The ongoing business will continue as that of Northville. Subsequently, RCA has changed its name to Condor Gold Corp. (the "Company").

     The company is engaged in the exploration and development of gold and diamond properties in Canada. Since inception, the efforts of the Company have been devoted to assessing whether properties have sufficient mineral reserves for production. To date, the Company has earned no revenues. Condor owns or controls interests in gold properties in the townships of Chester, Benneweis, and Yeo in Northern Ontario (collectively, the
     "Northville Properties"). In addition, in the search for diamond properties, the Company has staked over 95,000 acres of land in the James Bay Lowlands of Northern Ontario.


2.   Summary of Significant Accounting Policies
     ------------------------------------------

     Management in accordance with generally accepted accounting principles in Canada has prepared the financial statements of the Corporation. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements, in management's opinion, have been properly prepared using careful judgment with reasonable limits of materiality. These interim financial statements do not contain all disclosures required under generally accepted accounting principles for annual financial statements and should therefore be read in conjunction with the most recent annual financial statements. The auditor of Condor Gold Corp. has not performed a review of the unaudited financial statements for the three months ended February 28, 2005 and February 29, 2004 The significant accounting policies follow that of the most recently reported annual financial statements

CONDOR GOLD CORP.
Notes to Consolidated Financial Statements
For the Three Month Period Ended February 28, 2005
(Unaudited - prepared by management)

     a) Going Concern

          The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses since inception and has negative working capital and cash flows from operations that raise substantial doubt as to its ability to continue as a going concern. For the three months ended February 28, 2005 and the year ended November 30, 2004, the Company experienced net losses of $166,590 and $1,045,440, respectively.

          The Company's ability to continue as a going concern is also contingent upon its ability to secure additional financing, initiating sale of its product and attaining profitable operations.


          On January 5, 2005 the Treelawn note came due and payment was demanded. The Company is in discussions with Treelawn with a view to restructuring the loan. Management is pursuing various sources of equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all.

          The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

     b) Unit of Measurement

          The Canadian dollar has been used as the unit of measurement in these financial statements. The functional currency of the operations are denominated in Canadian currency.

     c) Principles of Consolidation

          The consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries, Northville Gold Corp., Condor Diamond Corp., Dialex Minerals Inc., 1478837 Ontario Inc., 1485210 Ontario Inc., 1564447 Ontario Inc. and 1571218 Ontario Inc. Intercompany accounts and transactions have been eliminated on consolidation. These consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods reported.

     d) Mineral Exploration Properties

          Property acquisition costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management determines that there has been an impairment in value. On the commencement of commercial production, these costs will be charged to operations on the units-of-production method based upon estimated recoverable proven and probable reserves. As at February 28, 2005, there has not been any production at any of the properties.

CONDOR GOLD CORP.
Notes to Consolidated Financial Statements
For the Three Month Period Ended February 28, 2005
(Unaudited - prepared by management)

          The amount shown for mineral property interests represents costs incurred and deferred to date and does not necessarily reflect present and future values.

          Exploration expenditures are expensed as incurred.

     e) Use of Estimates

          The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3.   Deferred Expenses

     On January 6th, 2003 the Company arranged for senior secured debt financing from Treelawn Investment Corp. in the gross aggregate amount of $1,500,000. the net proceeds from the loan were $1,200,000. The $300,000 financing charge was set up as deferred expenses with the amount expensed equally over the 24 month life of the loan, amounting to $ 12,500 expense per month.

4.   Property                    February 28, 2005        November 30, 2004
                                 -----------------        -----------------
                                          Accumulated              Accumulated
                                Cost     Amortization     Cost     Amortization
                             ----------- ------------ -----------  ------------
Exploration Properties       $6,471,139            0   $6,471,139            0

Net Carrying Amount                --     $6,471,139         --     $6,471,139


5.   Notes Payable                                February 28       November 30
                                                  ------------     ------------
                                                       2004              2004
      Notes payable, non-interest bearing
        and maturing on April 15, 2005, and
        repayable from proceeds of production
        from one of the Company's properties      $    223,900       $   223,900
      Notes payable bearing interest at 12%
        and has no specified terms of
        repayment                                       255,000          255,000
      Notes payable non-interest bearing and
        has no specified terms of repayment             438,219          422,192
      Notes payable bearing interest at 20%
        and has no specified terms of
        repayment                                        49,000           49,000
      Note payable from Treelawn, bearing
        interest at 20%, repayable from
        proceeds of production from one
        of the Company's properties and
        matures on January 6, 2005                    2,148,973        2,075,000
                                                   ------------     ------------

                                                   $  3,115,092     $  3,025,092

CONDOR GOLD CORP.
Notes to Consolidated Financial Statements
For the Three Month Period Ended February 28, 2005
(Unaudited - prepared by management)

     As at February 28, 2005, the senior secured debt financing from Treelawn Investment Corp. ("Treelawn"), amounted to $1,500,000 principal and accrued interest of $648,973.

6.   Reserve for Loss Contingencies

     In prior periods the Company had recorded a $462,000 liability for loss contingencies. This reserve was established as a result of a potential liability of Dialex Minerals Inc. ("Dialex"), a controlled subsidiary, to the Internal Revenue Service (IRS) as a result of actions by the former principal of Video Home Shopping Inc., which has led to an investigation by the IRS. The Company has contacted the IRS for information and has no indication that the investigation concerns the Company directly. The IRS has further confirmed that the company is not indebted to it. The Department of Justice has confirmed that its investigation is concluded with no action taken affecting the Company. The Company has now determined that the reserve can be eliminated.

7.   Share Capital

        Authorized
             Unlimited  number of common shares, no par value

                        Issued                 Number of Shares     $ Value
                        ------                 ----------------    -----------

             Balance beginning of period       76,678,683          $8,536,967
             Issued during period                       0          $        0
             Balance at end of period          76,678,683          $8,536,967

During the period, no common shares were issued

8.   Related Party Transactions

     Advances due to related parties are payable either to shareholders or to private companies which are owned by shareholders who may be officers and/or directors of the Company. The amounts payable are non-interest bearing and have no specified terms of repayment

     The following table summarizes the Company's related party transactions that occurred in the normal course of operations for the three month period.

     Amounts Paid to Shareholders and Directors     February 28     February 29
                                                       2005            2004
                                                    -----------     -----------
      General and administrative expenses            $  7,500       $ 16,050
      Management fees                                  35,000        128,400
      Consulting                                            0          6,420

CONDOR GOLD CORP.
Notes to Consolidated Financial Statements
For the Three Month Period Ended February 28, 2005
(Unaudited - prepared by management)

9.   Commitments and Contingencies

     a) On January 6, 2003 the Company issued an option to enter into a Royalty Agreement with Treelawn. Upon the payment of the exercise price of $100,000 to the Company, the royalty agreement will entitle Treelawn to royalties from the Company of:

          (i) $100 per ounce of gold produced from the surface stockpile to a maximum of 70,000 ounces of gold less any repayments made towards the Note referred to in Note 6; and

          (ii) $50 per ounce of gold produced from the ramp of the Murgold Property located in Chester Township to a maximum of 68,000 ounces of gold.

     b) Condor Gold Corp. is the plaintiff in an action initiated on August 19, 2003 against former shareholders and directors of Condor. The purpose of Condor's action was to claim damages for negligence, defamation and breach of contract by the defendants. In a statement of defence and counterclaim filed on or about November 20, 2003, the defendants joined the subsidiary companies of Condor as defendants by counterclaim. The counter claim has not been formally served on the subsidiary companies. It is management's opinion and that of its legal counsel that the counterclaim action is frivolous, vexatious and without merit and as such, management has made no provision for it in these financial statements.

10. Comparative Information

     Certain figures for the periods and the year ended February 28, 2005, February 29, 2004 and November 30, 2004 respectively, have been reclassified to conform with the current period's financial statement presentation.


11.  Subsequent Events

     On March 16, 2005, through a share purchase from certain shareholders there was a change in controlling shareholders of Dialex Minerals Inc. Contemporaneously with the acquisition of control the then board of directors resigned. Dialex changed its name to Reliant Home Warranty Corporation and approved a reverse split of its common stock on a 1 for 22 basis for the purpose of recapitalizing the Reliant for a potential business transaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF

     OPERATIONS AND FINANCIAL CONDITION

     The following is a discussion of the consolidated financial position, results of operations and cash flows of Condor Gold Corp. for the three month period ended February 28, 2005 and February 29, 2004, and should be read in conjunction with the company's most recent annual consolidated financial statements as at and for the year ended November 30, 2004. The financial statements are reported in accordance with Canadian GAAP. References herein to "Condor", "the company", "we" and "our" mean Condor Gold Corp. and its subsidiaries, unless otherwise noted.

     This Management's discussion and Analysis of Financial Condition and Results of Operations contains Condor Gold Corp forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in other filings made by us with Canadian securities regulatory authorities. Should one or more of these risks and uncertainties materialize, or should assumptions underlying the forward looking financial statements prove incorrect, actual results may vary materially for those described herein as intended, planned, anticipated or expected. You should understand that forward-looking statements made in this report are necessarily qualified by these factors. We do not intent and do not assume any obligation to update these forward-looking statements.

     Results of Operations
     ---------------------

     Revenues
     --------

          The company is engaged in the exploration and development of gold and diamond properties in Canada. To date, the Company has earned no revenues.

     Expenses
     --------

          Three Month Period Ended February 28, 2005 Compared To The Three Month Period Ended February 29, 2004
          ----------------------------------------------------------------------
          For the three-month period ended February 28, 2005 operating losses totaled $166,590 compared to a profit of $168,536 for the same period 2004. The operating profit in 2004 resulted from the write down of Accounts Payable of $66,172 and the elimination of a reserve of $458,147 in the Dialex Minerals subsidiary. In the first quarter 2005, there was an overall reduction in expenses in all categories reflecting cutback in activity. General and administrative expenses decreased from $51,873 in 2004 to $9,545 in 2005 reflecting reductions in salaries and office overheads. Management and Consulting fees in total decreased by $119,820 and Professional fees decreased by $25,000 in the period reflecting decrease in legal fees. Interest expense was lower by $2,045 as the deferred interest expense was fully amortized in January 2005.

     Liquidity and Capital Resources
     -------------------------------

          The Company's ability to continue as a going concern is also contingent upon its ability to secure additional financing, initiating sale of its product and attaining profitable operations. Management is pursuing various sources of equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all.

          For the three month period ended February 28, 2005 the Company issued no shares and raised no capital during the period. Activity was financed through increased trade payables and advances from related parties. During the three month period ended February 29, 2004, the Company received $30,000 through the sale of common shares, and issued shares in the amount of $26,100 to note holders to retire $15,000 of notes payable and pay $11,100 of accrued interest.

     Off-Balance Sheet Arrangements
     ------------------------------

          The Company is not party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's results of operations or financial condition.

     Contractual Obligations and Commitments
     ---------------------------------------

     As at February 28, 2005, the Company did not have any long term debt, capital lease obligations, operating leases, purchase obligations or contractual obligations and commitments

     Proposed Transactions
     ---------------------

     None.

     Critical Accounting Policies
     ----------------------------

          The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. The Company's accounting policies are described in Note 2 to its interim consolidated financial statements.

     Changes in Accounting Policies including Initial Adoption
     ---------------------------------------------------------

          None.

     Financial Instruments and Other Instruments
     -------------------------------------------

          None.

     Investor Relations
     ------------------

          No investor relations activities were undertaken by or on behalf of the Company during the period.

     Management's Responsibility for Financial Statements
     ----------------------------------------------------

          The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

     Other MD&A Requirements
     -----------------------

          Additional   information  relating  to  the  Company,   including  the
          Company's   Annual   Information   Form,  is  available  on  SEDAR  at
          www.sedar.com/ Filings for SEC are available at www.sec.gov




                                   SIGNATURES
--------------------------------------------------------------------------------

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CONDOR GOLD CORP.


Date April 29, 2005                         /s/* Alexander G. Stewart
                                            ------------------------------------
                                            (Signature) Alexander G. Stewart
                                            Chief Executive Officer



Date April 29, 2005                         /s/* L. Kirk Boyd
                                            ------------------------------------
                                            (Signature) L. Kirk Boyd
                                            Chief Financial Officer



*Print the name and title of each signing officer under his signature.